Omega Healthcare Investors, Inc.
200 International Circle, Suite 3500
Hunt Valley, Maryland 21030

October 18, 2010

Via Edgar and Facsimile
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Facsimile No.: (202) 772-9209
Attention: Folake K. Ayoola

Re:           Omega Healthcare Investors, Inc.
Registration Statement on Form S-4 filed August 9, 2010 and amendment theretofiled October 13, 2010
Registration Number 333-168696

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the captioned registration statement (the “Registration Statement”), Omega Healthcare Investors, Inc. (the “Company”) and the subsidiary guarantors described in the Registration Statement (the “Subsidiary Guarantors”) hereby request that the Registration Statement be permitted to become effective on October 20, 2010 at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

In requesting acceleration of effectiveness of the Registration Statement, the Company and the Subsidiary Guarantors acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me at 410-427-1722 or Terrence A. Childers, Esq. at 404-572-6820.

Omega Healthcare Investors, Inc.
and the Subsidiary Guarantors

By: /s/ Robert O. Stephenson
      Robert O. Stephenson
      Chief Financial Officer